Открытое акционерное общество энергетики и электрификации
САМАРАЭНЕРГО
443100, г. Самара, ул. Маяковского 15, телетайп 714 166 СВЕТ, тел. 39-63-59, факс 42-43-94
Join - stock company **SAMARAENERGO**
15 Maiakovskogo str. 443100, Samara, Russia, p. (8462) 39-63-59, fax 42-43-94, type 714 166 СВЕТ

от 27.06.2002 № 104-253/3128
на №

12g3-2(b)
File# 82-4708

02049711

SUPPL

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

02 SEP -4 AM 10:16

Re: Exemption No.: 82-4708

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Results of the General Annual Shareholders Meeting, took part on June 10, 2002 and were published in newspapers "Rossiyskaya Gazeta" and "Samarskie Izvestiya".

Sincerely,

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

V.V. Nikonov
Deputy General Director
of JSC "Samaraenergo"

dw 9/6

Information about the results of the General Annual Shareholders Meeting for 2001.

Joint Stock Company of Energetics and Electrification "Samaraenergo"

Address: ***Russian Federation, 443100, Samara, Ul. Mayakovskogo, 15***

The General Annual Shareholders Meeting of JSC "Samaraenergo" was held on June 10, 2002. The Meeting was held in form of conjoint attendance with preliminary sending out voting bulletins. The Meeting address: Russia, Samara, Ul. Mayakovskogo, 15.
According to registration data on 11:44 a.m. shareholders and their representatives, who took part in the Meeting, own jointly 2 995 875 472 of ordinary shares votes, which amounts to 85,429% of the overall quantity of voting shares, comprehending votes of shareholders, who voted on the Meeting Agenda in absentia.

The Meeting had envisaged and put to the vote the following resolutions of the Agenda:

1. *About confirmation of the Annual Account for 2001, Annual Balance Sheet including Account of profit and losses for the results of financial year.*
   Voting results: "for" - 99,9576%
   "against" - 0,0007%
   "abstained" - 0,0016%
   invalid bulletins - 0,0042%
   Did not vote – 0,0359%

THE MEETING DECISION:

1. **To confirm the Annual Report for 2001**
2. **To confirm the Annual Balance Sheet for 2001**
3. **To confirm the Account of profit and losses.**

2. *About distribution of profit and losses for 2001.*
   Voting results: "for" – 99.9264%
   "against" – 0.0007%
   "abstained" – 0.0488%2
   invalid bulletins - 0,0025%
   did not vote – 0.0215%

THE MEETING DECISION:

To confirm the following distribution of profit for 2000 (thousand Rub.):

	(thousand Rubles)
Retained earnings (losses) for accounting period	340 331
Including: Reserve fund	17 017
Accumulation fund	162 154
Dividends	161 160

3. *About the annual dividend rate, the date and form of payment.*
   Voting results: "for" – 99.9631%

"against" – 0.0109%
"abstained" – 0.0006%
invalid bulletins – 0.0044%
did not vote – 0.0210%

THE MEETING DECISION:

To pay dividends for 2001 in value 0,04 Rub per one common share in monetary form till 9 of August, 2002;

To pay dividends for 2001 in value 0,04 Rub per one preferred share in monetary form till 9 of August, 2002.

4. About paying fees and compensations to members of the Board of Directors.

Voting results: "for" – 99.8776%
"against" – 0.003%
"abstained" – 0.0263%
invalid bulletins – 0.0724%
did not vote – 0.0207%

THE MEETING DECISION:

To pay compensation to Members of the Board of Directors according to present Regulation.

5.About paying fees and compensations to members of the Revision Commission

Voting results: "for" – 99.9418%
"against" – 0.0061%
"abstained" – 0.0272%
invalid bulletins – 0.0045%
did not vote – 0.0204%

THE MEETING DECISION:

To pay compensation to Members of the Revision Commission according to p.2.2. of the Regulation about paying fees to Revision Commission.

6. About election of members of the Board of Directors.

Voting results:

№	Name	%
1	Vladimir Evgenievitch Avetisyan	11,1279%
2	Boris Feodorovitch Remezentsev	11,2788%
3	Yuri Nikolaevitch Kucherov	10,7829%
4	Vasiliy Vladislavovitch Nickonov	10,6279%
5	Dmitroy Igorevitch Azarov	10,4496%
6	Piotr Volframovitch Bezukladnikov	9,7555%
7	Radion Suerovitch Kim	7,3957%
8	Pavel Mikhailovitch Teplukhin	7,3116%
9	Elena Viktorovna Rulkova	6,6408%
10	Vladimir Aleksandrovitch Buss	6,6399%
11	Vladimir Vilgelmovitch Dikop	0.3034%
12	Takchir Kaiumovitch Halmeev	0.2168%
13	Aleksandr Viacheslavovitch Ikonnikov	0.1388%
14	Andrei Igorevitch Kislov	0.0380%
15	Sergei Viktorovitch Skvortsov	0.0068%

THE MEETING DECISION:

To elect The Board of Directors of 10 persons: Vladimir E. Avetisyan, Boris F. Remezentsev, Yuri N. Kucherov, Vasiliy V. Nikonov, Dmitriy I. Azarov, Piotr V. Bezukladnikov, Radion S. Kim, Pavel M.

Teplukhin, Elena V. Rulkova, Vladimir A. Buss.

7. About election of members of the Revision Commission.
Voting results:

№	Name	"for"	"abstained"	"abstained"
1	Nikolai I. Teryaev	99.7524%	0.0006%	0.0509%
2	Olga V. Kovshova	99.7495%	0.0034%	0.0520%
3	Dmitriy V. Shtikov	99.7494%	0.0041%	0.0520%
4	Andrey Y. Mednikov	99.7479%	0.0059%	0.0501%
5	Larisa P. Malinovskaya	99.7112%	0.0412%	0.0516%

THE MEETING DECISION:
To elect the Revision Commission of 5 people: ***Nikolai I. Teryaev, Olga V. Kovshova, Dmitriy V. Shtikov, Andrey Y. Mednikov, Larisa P. Malinovskaya***

8. About confirmation of external auditor
Voting results: "for" –98.7691%
"against" – 0.0012%
"abstained" – 1.1740%
invalid bulletins – 0.0304%
did not vote – 0.0254%
THE MEETING DECISION:
To confirm JSC "INAUDIT Independent consulting group", Moscow, to be the auditor of Company.

9. Confirmation of a new wording of JSC «Samaraenergo» Charter.
Voting rezults:

№		"For"	"Against"	"Abstained"	"Invalid"
1	Variant, suggested by the Company	96.8832%	1.6953%	0.1300%	0.0047%
2	Variant, suggested by the "Volgoconsult Ltd."	0.2842%	98.1197%	0.3342%	0.0394%

THE MEETING DECISION:
To confirm new wording of Charter of JSC "Samaraenergo", suggested by the Company.

10. About Confirmation of "Regulation about order of General shareholders Meeting preparation and prosecution".

Voting results: "for" – 99.9731%
"against" – 0.0%
"abstained" – 0.0017%
invalid bulletins – 0.0035%
did not vote – 0.0217%
THE MEETING DECISION:
To confirm "Regulation about order of General shareholders Meeting preparation and prosecution".

11. About Confirmation of "Regulation about Revision Commission of the Company".

Voting results: "for" – 99.8875%
"against" – 0.0%

"abstained" – 0.0212%
invalid bulletins – 0.0698%
did not vote – 0.0215%

THE MEETING DECISION:

To confirm "Regulation about Revision Commission of the Company".

12. About Confirmation of "Regulation about order of preparation and prosecution of the Board of Directors sessions".

Voting results: "for" – 98.7743%
"against" – 0.0003%
"abstained" – 1.1691%
invalid bulletins – 0.0349%
did not vote – 0.0215%

THE MEETING DECISION:

To confirm "Regulation about order of preparation and prosecution of the Board of Directors sessions".

13. About Confirmation of "Regulation about paying fees and compensations to the Revision Commission of the Company".

Voting results: "for" – 98.5233%
"against" –1.3555%
"abstained" – 0.0288%
invalid bulletins – 0.0700%
did not vote – 0.0223%

THE MEETING DECISION:

To confirm "Regulation about order of preparation and prosecution of the Board of Directors sessions".

Representative of the managing company, Director for corporate policy and property administration, JSC "Srednevolzshskaya Interregional Management Energy Company" V.V. Nikonov